FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: February 18, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Possible Inability to Collect or Delay in Collection of Accounts Receivable from WILLCOM, Inc.

February 18, 2010

Possible Inability to Collect or Delay in Collection of Accounts Receivable from WILLCOM, Inc.

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

The Company hereby gives notice that as a result of the filing of an application for commencement of corporate reorganization procedures by WILLCOM, Inc. (Yukio Kubota, President and Representative Director) (“WILLCOM”), with which the Company has a trade relationship, a possibility exists of inability to collect or delay in collection of accounts receivable from WILLCOM, Inc., as set forth below.

1.	Outline of WILLCOM

Trade Name	WILLCOM, Inc.

Location of Headquarters	4-7, Toranomon 3-Chome, Minato-ku Tokyo

Title and Name of Representatives	Yukio Kubota, President and Representative Director

Principal Businesses	Provision of telecommunication services through PHS and sales of PHS terminals

Capital Amount	5,000 million yen

Net Assets (Consolidated)	27,345 million yen (as of end of September 2009)

Total Assets (Consolidated)	200,514 million yen (as of end of September 2009)

Principal Shareholders and Their Shareholding Ratios	The Carlyle Group Kyocera Corporation KDDI Corporation	60% 30% 10%

Relationship with the Company	Capital relationship: The Company holds a 30% equity interest in WILLCOM.

Personnel relationship: The Company dispatches to WILLCOM one part-time Director and one part-time Corporate Auditor.

Trade relationship: The Company makes sales of telecommunication equipment, such as PHS terminals and base stations, to WILLCOM.

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2.	Reason for Possible Inability to Collect or Delay in Collection of Accounts Receivable from WILLCOM.

WILLCOM has filed an application for commencement of corporate reorganization procedures with the Tokyo District Court as of February 18, 2010.

3.	Type and Amounts of Credits to WILLCOM

Accounts receivable from WILLCOM:

15,350 million yen (at end of December 2009)

(Representing 1.1% of net assets of the Company)

4.	Forecasts

The Company is still carefully considering the reserve to be established for the above mentioned credits and has not yet determined the amount thereof. The impact on “Financial Forecast for the Fiscal Year Ending March 31, 2010” (as announced on January 28, 2010) will be announced when determined.

(Reference)

Financial forecast for the fiscal year ending March 31, 2010 (as announced on January 28, 2010) and results for previous fiscal year (fiscal year ended March 31, 2009)

(Yen in millions)

	Net sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation
Financial forecast for the fiscal year ending March 31, 2010	1,050,000	62,000	57,000	34,000
Results for the fiscal year ended March 31, 2009	1,128,586	43,419	55,982	29,506

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